UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 28, 2022

Emerald Health Pharmaceuticals Inc.

(Exact name of issuer as specified in its charter)

Delaware

State or other jurisdiction of incorporation or organization

82-0669961

(I.R.S. Employer Identification No.)

5910 Pacific Center Blvd., Suite 320, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352 - 0622

(Issuer’s telephone number, including area code)

Common stock, par value $0.0001

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Effective October 28, 2022, Mr. Punit Dhillon resigned as Company secretary and interim principal executive officer. Mr. Joseph A. Lugo will now be serving as the Company secretary and interim principal executive officer.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERALD HEALTH PHARMACEUTICALS INC.,
a Delaware corporation

By:	/s/ James L. Heppell
James L. Heppell
Chairman and Director

Date: October 28, 2022